Exhibit (d)(13)

EXECUTION VERSION

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”), dated as of October 21, 2012, is by and among Global Generations International Inc., a Delaware corporation (“Parent”), and the entity named on Annex A hereto (the “Rollover Investor”). Capitalized terms used herein but not otherwise defined shall have the meanings ascribed thereto in the Merger Agreement (as defined below).

WHEREAS, Parent, Global Generations Merger Sub Inc., a Delaware corporation and a direct or indirect wholly owned subsidiary of Parent (“Merger Sub”), and Ancestry.com Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of October 21, 2012, (the “Merger Agreement”), pursuant to which, on the terms and conditions set forth in the Merger Agreement, Merger Sub shall merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), and as a wholly-owned Subsidiary of Parent;

WHEREAS, Parent, the Rollover Investor, certain funds affiliated with the Rollover Investor (whose names appear on the signature pages thereto), certain funds advised by Permira Advisers LLC (whose names appear on the signature pages thereto) and the Investors (as defined therein), have entered into an Interim Investors Agreement, dated as of October 21, 2012, (the “Interim Investors Agreement”), pursuant to which the parties agreed to certain terms and conditions that will govern the actions of Parent and the relationship among the Investors with respect to the Merger Agreement and the transactions contemplated thereby, and the Equity Commitment Letters.

WHEREAS, the Rollover Investor owns the number of shares of common stock, par value $.01 per share, of the Company (“Common Stock”) as set forth on Annex A opposite the Rollover Investor’s name (the “Contributed Shares”) (which, for the avoidance of doubt, sets forth only that number shares of common stock of the Company being contributed by the Rollover Investor pursuant to this Agreement, and not the total number of shares of common stock of the Company owned by the Rollover Investor);

WHEREAS, the Rollover Investor desires to contribute, transfer and assign to the Parent all of the Rollover Investor’s right, title and interest in and to the Contributed Shares in exchange for a number of newly issued shares of common stock, par value $0.01 per share, of Parent (the “Parent Common Stock”), as more fully set forth herein (the “Exchange”); and

WHEREAS, it is intended that the contribution by the Rollover Investor of the Common Stock in exchange for newly issued shares of Parent Common Stock, in connection with the acquisition of newly issued shares of Parent Common Stock by the Permira Funds and the Other Investors (as each such term is defined in the Interim Investors Agreement), be governed by Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the parties hereto hereby agree as follows:

ARTICLE I

CONTRIBUTION OF COMMON STOCK

1.1. Upon the terms and subject to the conditions set forth herein and immediately prior to the Effective Time, the Rollover Investor hereby agrees to contribute, transfer and assign to Parent all of the Rollover Investor’s right, title and interest in and to the Contributed Shares in exchange for Parent’s issuance to the Rollover Investor of that number of shares of Parent Common Stock (the “Parent Shares”) determined by dividing the Share Contribution Amount by the Parent Common Stock Per Share Value; provided, that following the date hereof and prior to the Closing, Parent shall have the right to amend Annex A to reduce the number of Contributed Shares by a number of shares of Common Stock having an aggregate value that does not exceed the Rollover Investor’s pro rata portion of $75,000,000 (based on its Pro Rata Share (as defined in the Interim Investors Agreement) vis-à-vis the Pro Rata Share of the Permira Funds (as defined in the Interim Investors Agreement)). For purposes of this Agreement, “Share Contribution Amount” shall mean the number of Contributed Shares contributed by the Rollover Investor multiplied by $32.00, and “Parent Common Stock Per Share Value” shall mean the price per share paid by funds advised by Permira Advisers, LLC for shares of Parent Common Stock at Closing.

1.2. The obligations of the Rollover Investor to consummate the transactions contemplated by Article I of this Agreement shall be subject to and conditioned upon (i) the representations and warranties of Parent set forth in this Agreement being true and correct in all material respects at and as of the Exchange Closing as if made at and as of the Exchange Closing, (ii) the substantially contemporaneous consummation of the Merger and the prior satisfaction or waiver of all conditions precedent to the obligations of Parent and Merger Sub under the Merger Agreement and (iii) the performance by Parent in all material respects of its covenants and agreements set forth herein.

1.3. The obligations of Parent to consummate the transactions contemplated by Article I of this Agreement shall be subject to and conditioned upon (i) the representations and warranties of the Rollover Investor set forth in this Agreement being true and correct in all material respects at and as of the Exchange Closing as if made at and as of the Exchange Closing, and (ii) the substantially contemporaneous consummation of the Merger.

ARTICLE II

EXCHANGE CLOSING

2.1. The closing of the Exchange (the “Exchange Closing”) shall take place at such place as the Closing of the transactions contemplated by the Merger Agreement and contemporaneously with the consummation of the Merger pursuant to the Merger Agreement.

2.2. Deliveries of the Rollover Investor at Closing. At or prior to the Exchange Closing, the Rollover Investor shall deliver to Parent:

(a) the original certificate(s) representing the Rollover Investor’s Contributed Shares, together with a duly executed stock power or other mutually agreeable transfer documentation, or if the Rollover Investor owns uncertificated Contributed Shares, the Rollover Investor is deemed to have delivered such uncertificated Contributed Shares to Parent.

2.3. Deliveries of Parent at Closing. At the Exchange Closing, Parent shall deliver to the Rollover Investor:

(a) the original certificate(s) representing the Parent Shares.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Rollover Investor as follows:

3.1. Organization; Authorization. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly authorized by all necessary corporate action and has been duly and validly executed and delivered by Parent and constitutes a legal, valid and binding obligation of Parent, enforceable against it in accordance with its terms.

3.2. Non-Contravention. Except for applicable filings under federal and state securities laws, the execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby do not require Parent to file any notice, report or other filing with, or to obtain any consent, registration, approval, permit or authorization of or from, any governmental or regulatory authority of the United States, any State thereof or any foreign jurisdiction, and do not constitute a breach or violation of, or a default under, any provision of any mortgage, lien, lease, agreement, license, instrument, law, regulation, order, arbitration, award, judgment or decree to which Parent is a party or by which its property is bound, in any such case which would reasonably be expected to prevent, materially delay or materially burden the transactions contemplated by this Agreement.

3.3. Issuance of the Parent Shares. The Parent Shares to be issued to the Rollover Investor under this Agreement have been duly and validly authorized and, upon issuance of the Parent Shares to the Rollover Investor at the Exchange Closing, the Parent Shares will be duly authorized, validly issued, fully paid and non-assessable and the Rollover Investor shall be the record owner of the Parent Shares.

3.4. Assets; Liabilities; Capitalization. As of the date hereof and as of the Closing Date, (i) Parent has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to Equity Commitment Letters, the Debt Commitment Letter, the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, (ii) Merger Sub has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement, and (iii) the authorized capital stock of Parent consists only of Parent Common Stock.

3.5. Litigation. There are no actions, suits, inquiries, investigations or proceedings pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would, individually or in the aggregate, have a Parent Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS, WARRANTIES AND ACKNOWLEDGMENTS OF THE ROLLOVER

INVESTOR

The Rollover Investor hereby represents, warrants and acknowledges to Parent as follows:

4.1. Organization; Authorization. The Rollover Investor has full legal capacity to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly executed and delivered by the Rollover Investor and constitutes a legal, valid and binding obligation of the Rollover Investor, enforceable against the Rollover Investor in accordance with its terms.

4.2. Non-Contravention. Except for applicable filings under federal and state securities laws, the execution and delivery of this Agreement by the Rollover Investor and the consummation of the transactions contemplated hereby do not require the Rollover Investor to file any notice, report or other filing with, or to obtain any consent, registration, approval, permit or authorization of or from, any governmental or regulatory authority of the United States, any State thereof or any foreign jurisdiction, and do not constitute a breach or violation of, or a default under, any provision of any mortgage, lien, lease, agreement, license, instrument, law, regulation, order, arbitration, award, judgment or decree to which the Rollover Investor is a party or by which the Rollover Investor’s property is bound, in any such case which would reasonably be expected to prevent, materially delay or materially burden the transactions contemplated by this Agreement.

4.3. Certain Matters Relating to the Contributed Shares.

(a) The Rollover Investor is the sole record and beneficial owner of, and has good and marketable title to, the Contributed Shares, and such ownership is free and clear of any Liens (other than Liens under federal or state securities laws).

(b) There is no action, suit, inquiry, investigation, review or proceeding pending or, to the knowledge of the Rollover Investor, threatened in writing against the Rollover Investor or any of its Affiliates before or by any Governmental Entity that would impair the ability of the Rollover Investor to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4.4. Certain Matters Relating to the Rollover Investor’s Investment in the Parent Shares.

(a) The Rollover Investor is acquiring the Parent Shares for investment purposes only and not with a view to, or intention of, distribution or resale in violation of the Securities Act or any applicable state securities laws.

(b) The Rollover Investor is relying on its own business judgment and knowledge concerning the business, financial condition and prospects of Parent, and the advice of the Rollover Investor’s own counsel, tax advisors and other advisors, in making the decision to acquire the Parent Shares.

(c) The Rollover Investor is an “accredited investor” as described in Rule 501(a) of Regulation D under the Securities Act and Annex B hereto;

(d) The Rollover Investor understands that an investment in the Parent Shares is a speculative investment which involves a high degree of risk of loss of the Rollover Investor’s investment therein. The Rollover Investor is able to bear the economic risk of such investment for an indefinite period of time. The Rollover Investor acknowledges that the Parent Shares have not been registered under the Securities Act or any applicable state securities laws and, therefore, cannot be sold unless subsequently registered under the Securities Act or any applicable state securities laws or an exemption from such registration is available and that transfers of the Parent Shares may be restricted by applicable state and non-U.S. securities laws.

(e) The Rollover Investor has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of the Parent Shares. The Rollover Investor’s knowledge and experience in financial and business matters are such that the Rollover Investor is capable of evaluating the merits and risk of the investment in the Parent Shares.

4.5. Rollover Investor’s Knowledge. The Rollover Investor has a high degree of familiarity with the business, operations and current financial condition of the Company and its Subsidiaries.

ARTICLE V

COVENANTS OF THE PARTIES

5.1. The Rollover Investor hereby covenants and agrees that it shall not directly or indirectly sell, transfer, pledge, assign, hypothecate, gift, place in trust or otherwise dispose of any of the Contributed Shares (or any interest therein, including by entering into any agreement, understanding or arrangement, whether or not in writing, to effect any of the foregoing) between the date hereof and the Exchange Closing or, if earlier, until termination of this Agreement in accordance with its terms.

5.2. The Rollover Investor hereby acknowledges and agrees that, in exchange for the contribution of the Contributed Shares, the Rollover Investor is entitled to receive only the Parent Shares, and the issuance of the Parent Shares to the Rollover Investor will completely discharge any obligations of the Company, Parent, Merger Sub and their respective Affiliates with respect to the Contributed Shares.

5.3. On or prior to Closing, items 1, 2, 4, 5 and 6 set forth on Section 3.2(b) of the Company Disclosure Schedule shall be terminated.

ARTICLE VI

MISCELLANEOUS

6.1. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE INTERPRETED AND ENFORCED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED WHOLLY WITHIN THAT JURISDICTION.

6.2. Tax Treatment. It is the intent of the parties hereto that, for U.S. federal income tax purposes, the contribution by the Rollover Investor of the Contributed Shares in exchange for newly issued Parent Shares, in connection with the acquisition of newly issued shares of Parent Common Stock by the Permira Funds and the Other Investors (as each such term is defined in the Interim Investors Agreement), be governed by Section 351 of the Code. The parties shall not take any action or position inconsistent with this Section 6.2, whether in audits, tax returns, or otherwise.

6.3. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally, by facsimile or electronic mail, by registered or certified mail, postage prepaid, or by overnight courier service,

If to Parent, to:

Global Generations International Inc.

c/o Permira Advisers L.L.C.

64 Willow Place, Suite 101

Menlo Park, California 94025

Attention: Brian Ruder

Facsimile: (650) 853-0180

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: Robert Schwenkel & Brian Mangino

Facsimile: (212) 859-4000

Telephone: (212) 859-8000

If to the Rollover Investor, to the Rollover Investor at the address set forth underneath the Rollover Investor’s name on Annex A, or to such other persons or addresses as may be designated in writing by the party to receive such notice.

6.4. Entire Agreement, etc. This Agreement, the Merger Agreement and any other documents and instruments delivered in connection herewith (a) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, and (b) is for the benefit only of the parties hereto and is not intended to create any obligations to, or rights in respect of, any Persons other than the parties hereto.

6.5. Amendments and Waivers. This Agreement may not be modified or amended, and no provision of this Agreement may be waived, except by a written instrument signed by Parent, the Company and the Rollover Investor. No waiver of any breach or default hereunder shall be deemed a waiver of any subsequent breach of the same or similar nature.

6.6. Assignment. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of each of the parties hereto. Any assignment by a party hereto requires consent of the other parties hereto, except that (i) Parent may assign its rights and obligations hereunder to an Affiliate (provided that no such assignment shall relieve Parent of its obligations hereunder) and (ii) the Rollover Investor may assign all or part of its rights and obligations hereunder to any of its Affiliates that, as of the date hereof, own shares of Common Stock of the Company (provided that (x) no such assignment shall relieve the Rollover Investor of its obligations hereunder and (y) for the avoidance of doubt, at all times the Rollover Investor and any Affiliates to which it has assigned all or part of its rights and obligations hereunder must be committed to contribute, transfer and assign to Parent, in the aggregate, the same number of shares as are set forth opposite the the Rollover Investor’s name on Annex A hereto (subject to any cutback effected pursuant to Section 1.1 hereof or Section 2.5 of the Interim Investors Agreement)).

6.7. Severability. If any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

6.8. Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

6.9. Captions. The Article, Section and paragraph captions herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

6.10. Specific Performance. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including attorney’s fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

6.11. Third Party Beneficiary. The Company shall be, and is intended to be, a third party beneficiary of the rights of Parent under this Agreement. If and to the extent the Company has a right to seek specific performance pursuant to Section 8.5 of the Merger Agreement, the Company shall, subject to the terms and conditions set forth in Section 8.5 of the Merger Agreement, be entitled to an injunction, specific performance and other equitable remedies to enforce this Agreement. Subject to the terms and conditions of this Agreement, the Company shall have the right to enforce this Agreement directly against the Rollover Investor irrespective of whether Parent pursues such injunction, specific performance or other equitable remedies.

6.12. Termination. This Agreement shall terminate (i) upon mutual written consent of Parent, the Company and the Rollover Investor, or (ii) automatically without any further action of the parties hereto if, at any time prior to the Exchange Closing, the Merger Agreement shall have been terminated in accordance with its terms. Upon any such termination, the rights and obligations of the parties shall terminate and there shall be no liability on the part of Parent or the Rollover Investor under this Agreement; provided, that no such termination of this Agreement shall relieve any party from liability for any willful breach of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first mentioned above.

PARENT:	GLOBAL GENERATIONS
INTERNATIONAL INC.

	By:	/s/ Brian Ruder
	Name:	Brian Ruder
	Title:	President, Chief Executive Officer, and Secretary

ROLLOVER INVESTOR:	Spectrum Equity Investors V, L.P.

	By:	Spectrum Equity Associates V, L.P.
its general partner

		By:	SEA V Management, LLC
its general partner

	By:	/s/ Randy Henderson
	Name:	Randy Henderson
	Title:	Managing Director

ANNEX A

Contributed Shares

Rollover Investor	Contributed Shares	Share Contribution Amount	Address
Spectrum Equity Investors V, L.P.	3,125,000	$100,000,000	Spectrum Equity Investors 333 Middlefield Road Suite 200 Menlo Park, California 94025 Facsimile: 415-464-4601 Attn.: Victor Parker*

* With a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention: Jeffrey Symons

Facsimile: 212-446-6460

Telephone: 212-446-4800

ANNEX B

Accredited Investor

“Accredited Investor” means:

(a) any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000;

(b) any natural person who had an individual income in excess of $200,000 in 2010 and 2011 or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in 2012;

(c) any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person, as defined under 17 CFR §230.506(b)(2)(ii); or

(d) any entity in which all of the equity owners are accredited investors.

For purposes of calculating net worth for paragraph (a) above,

(i)	the person’s primary residence shall not be included as an asset;

(ii)	indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(iii)	indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability.